Exhibit 99.1

MINEFINDERS CORPORATION LTD.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby report the results of voting on the matters submitted to the annual and special meeting of the shareholders of Minefinders Corporation Ltd. (the “Corporation”) held on May 18, 2011.

Election of Directors

On a show of hands, the Chairman declared the following nominees were elected as directors of the Corporation for the ensuing year:

Mark H. Bailey
James M. Dawson
W. Robert Gilroy
H. Leo King
Robert L. Leclerc

Appointment of Auditors

On a show of hands, the Chairman declared KPMG LLP, Chartered Accountants, were appointed as the Corporation’s auditors for the ensuring financial year and the directors were authorized to set the auditors’ remuneration.

Approval of 2011 Stock Option Plan

By way of a vote conducted by ballot, the resolution approving the 2011 Stock Option Plan, as more particularly described in the Corporation’s management information circular dated March 3, 2011, was passed. Shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares Voted	Percentage of Votes Cast
For	26,854,375	52.26
Against	24,531,197	47.74

MINEFINDERS CORPORATION LTD.

By:	“Lois-Ann L. Brodrick”
Lois-Ann L. Brodrick
Corporate Secretary